UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 31 October 2014

NOVOGEN LIMITED (ASX: NRT) (NASDAQ:NVGN)

MARKET RELEASE

31 October 2014

Clarification of Capital Raise Option Issue Announcement on 16 October 2014

31st October, 2014: Novogen Ltd today advises a clarification of the Option Entitlement forming part of the current Capital Raise announced on 16 October 2014 (“Original Announcement”).

Under the clarified terms, the option holders will be provided the opportunity to benefit from a fixed option price determined by the 5-day WVAP for the period 27/10/2014 to 31/10/2014.

The Option price, along with the price of the accompanying Shares to be issued, will be announced at 9.00 am Monday 3rd November 2014.

Novogen CEO, Dr Graham Kelly, said, “In response to enquiries by potential investors, the Company has decided to provide greater certainty over the option term. Rather than a fixed discount term and floating exercise price, the options now will have a set exercise price”.

Novogen shareholders on 13 August 2014 approved the issue 80 million additional shares (to be issued at up to 20% discount to market) and 80 million options to raise up to a maximum of A$10M. The current Offer is based on this approval.

The Offer will take place via the ASX Bookbuild facility and a panel of Australian stockbrokers.

An option will be issued for every share on the following terms:

•	It may be exercised by its holder at any time up to the first anniversary of its issue;

•	On exercise it will entitle the option holder to one share;

•	The exercise price will be 90% of the five-day VWAP (27/10/2014 to 31/10/2014);

•	The options may not be traded except in accordance with section 708 of the Corporations Act (for example to other sophisticated or institutional investors).

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen Group includes a New Haven, Connecticut-based joint venture company, CanTx Inc., with Yale University.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of the cancer cell and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

Further information is available on our website www.novogen.com

For more information please contact:

Novogen Enquiries	Offer Enquiries
Dr Graham Kelly	Cristyn Humphreys
CEO Novogen Group	Operations Manager
Graham.Kelly@novogen.com	Cristyn.Humphreys@Novogen.com
+(61 2) 9472 4100	+(61 2) 9472 4111

Media Enquiries
Cristyn Humphreys
Operations Manager
Cristyn.Humphreys@Novogen.com
+(61 2) 9472 4111

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com